UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	Under the Securities Exchange Act of 1934
	(Amendment No. 5(1))*
	-------------------------------
	CELADON GROUP, INC.
	(Name of Issuer)

	Common Stock, $.033 par value
	(Title of Class of Securities)

	150838 10 0
	(CUSIP Number)
	--------------------------------
	Howard Kailes, Esq.
	Krugman & Kailes LLP
	Park 80 West - Plaza Two
	Saddle Brook, New Jersey 07663
	(201) 845-3434
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
	-------------------------------
	June 30, 2001
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
			--------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------

(1)	Constitutes Amendment No. 7 to Schedule 13G filed jointly
by Hanseatic Corporation and Wolfgang Traber.


CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     678,232

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     678,232

10   SHARED DISPOSITIVE POWER

     --

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     678,232



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     --

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.9% (see footnote 1)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1)	Based upon an aggregate of 7,643,492 shares outstanding at
February 14, 2002, as reported in the issuer's most recent
Quarterly Report on Form 10-Q.







CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     678,232 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     --

10   SHARED DISPOSITIVE POWER

     678,232 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     678,232 (see footnote 1)



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     --

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      IN

-----------------
(1)	Represents shares beneficially owned by Hanseatic
Corporation; the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)	Based upon an aggregate of 7,643,492 shares outstanding at
February 14, 2002, as reported in the issuer's most recent
Quarterly Report on Form 10-Q.





	INTRODUCTORY STATEMENT

	Pursuant to Reg. Section 240.13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 5 to Schedule 13D discloses changes in the Statement on Schedule 13D dated July 3, 1996, as amended by Amendment No. 1 thereto dated July 3, 1996, Amendment No. 2 thereto dated December 31, 1997, Amendment No. 3 thereto dated June 23, 1998, and Amendment No. 4 thereto dated March 24, 2000 (collectively, the "Amended Statement on Schedule 13D") filed jointly by Hanseatic Corporation ("Hanseatic") and Wolfgang Traber ("Traber"), and therefore does not restate the items therein in their entirety.

Item 1.	Security and Issuer.
		-------------------

	This statement relates to shares of the common stock, $.033 par value (the "Common Stock"), of Celadon Group, Inc., a
Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at One Celadon
Drive, Indianapolis, Indiana 46235-4207.

Item 2.	Identity and Background.
		----------------------

	This statement is filed jointly, pursuant to Rule 13d-1(k)(1), by: (i) Hanseatic and (ii) Wolfgang Traber, who holds in excess of a majority of the shares of capital stock of Hanseatic. Hanseatic, a New York corporation, whose principal business is investing, has its principal business and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship, business or residence address and principal occupation of Traber and of each executive officer and director of Hanseatic is set forth in Annex 1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

	During the last five years, neither Hanseatic nor Traber, nor to the best of the knowledge of Hanseatic, any executive officer, director or controlling person of Hanseatic identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.



Item 4.	Purpose of Transaction.
		----------------------

	The Corporation, Hanseatic and Stephen Russell have entered into a Termination Agreement dated as of June 30, 2001, terminating the previously reported stockholders agreement dated October 8, 1992, as amended July 3, 1996 (the
"Stockholders Agreement"), among them.

	Hanseatic has acquired all securities of the Corporation which it presently owns as an investment in the performance of the Corporation, seeking appreciation thereof through the efforts of current management of the Corporation. Hanseatic intends to continue to review its investment in the Corporation and to discuss with management the Corporation's strategies, goals and operations, and Hanseatic may in the future change its present course of action with a view towards otherwise influencing the strategic goals and operations of the Corporation, and may acquire additional shares of Common Stock. On the other hand, Hanseatic may determine to dispose of all or a portion of the Common Stock which it now owns or may hereafter acquire. In reaching any conclusions as to the foregoing, Hanseatic will take into account various factors, including the Corporation's business and prospects, general economic conditions and money and stock market conditions.

		Pursuant to Rule 13d-4, any statements by Traber herein shall not be construed as an admission that Traber is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities of the Corporation. Traber does not intend to exercise any power to vote or to direct the vote, or to dispose or to direct the disposition of any securities of the Corporation that he may be deemed beneficially to own except as determined by management of Hanseatic.

		Except as stated in response to this Item 4, none of Hanseatic nor Traber, nor, to the best of the knowledge of Hanseatic, any of the executive officers or directors listed on Annex 1, has any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
		------------------------------------

	(a)	As of March 8, 2002, Hanseatic beneficially owned,
for purposes of Rule 13d-3 under the Exchange Act, 678,232 shares (the "Shares") of Common Stock, constituting, to the best of the knowledge of Hanseatic, 8.9% of the issued and outstanding shares of Common Stock.


		Traber holds in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Shares, constituting, to the best of the knowledge of Traber, 8.9% of the issued and outstanding shares of Common Stock.

	(b)	Hanseatic has sole power to vote or to direct the
vote of, and sole power to dispose or to direct the disposition of, the Shares.

		Traber has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, the Shares.

	(c)	Not applicable.

	(d)	Hanseatic Americas LDC has the right to receive or
the power to direct the receipt of dividends from, or the proceeds from the sale of, an aggregate of 677,021 shares of Common Stock beneficially owned by Hanseatic, constituting approximately 8.9% of the outstanding Common Stock. In addition, certain clients of Hanseatic who provided funds for the purchase price of the 9.25% Senior Subordinated Note dated October 8, 1992 (the "Note") issued by the Corporation to Hanseatic have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the additional shares of Common Stock beneficially owned by Hanseatic which were obtained upon conversion of the Note in February 1994. No such client's interest in such dividends or proceeds relate to more than five percent of the outstanding Common Stock.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relation-
ships with Respect to Securities of the Issuer.
		-----------------------------------------------------

	As more fully described under Item 4 herein (which information is incorporated by reference to this item), the Stockholders Agreement has been terminated as of June 30, 2001.

	Except as stated in response to Item 6 of the Amended Statement on Schedule 13D, as amended herein, none of Hanseatic nor Traber nor, to the best of the knowledge of Hanseatic, any of the executive officers or directors listed on Annex 1, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties or profits, divisions of profit or loss, or the giving or withholding of proxies.


Item 7.	Materials to be Filed as Exhibits.
		----------------------------------

	Exhibit A - Agreement pursuant to Rule 13d-1(k)(1)(iii)

Exhibit B - Termination Agreement dated as of June 30,
  2001 among Celadon Group, Inc., Hanseatic
  Corporation and Stephen Russell.



SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2002     	HANSEATIC CORPORATION

		By s/Paul A. Biddelman
		   --------------------------
		   Paul A. Biddelman,
		   President

Dated: March 8, 2002
		s/Wolfgang Traber
		------------------------------
		Wolfgang Traber



	Annex 1

                                                          Principal
Name and                                                  Occupation,
Business or                            Relationship       Employer and
Residence                              to Hanseatic       Address of
Address                Citizenship     Corporation        Employer
------------		     -----------     ------------       -------------

Wolfgang Traber         Germany         Chairman          Chairman
Hanseatic Corporation                                  	   Hanseatic Corporation
450 Park Avenue                                           450 Park Avenue
Suite 2302                                                Suite 2302
New York, NY  10022                                       New York, NY  10022

Gustav zu               Germany         Director          Managing Director
  Salm-Horstmar                                           DHW Limited
DHW Limited                                               7-9 King Henry Terrace
7-9 King Henry Terrace                                    Sovereign Court
Sovereign Court                                           Sovereign Close
Sovereign Close                                           London E19HE
London E19HE

Constantin R. Boden     United States    Director         Principal
Boden Partners LLC	                                        Boden Partners LLC
450 Park Avenue                                           450 Park Avenue
Suite 2302                                                Suite 2302
New York, NY  10022                                       New York, NY  10022

Paul A. Biddelman       United States    President        President
Hanseatic Corporation                                     Hanseatic Corporation
450 Park Avenue                                           450 Park Avenue
Suite 2302                                                Suite 2302
New York, NY 10022                                        New York, NY 10022

Bruce Beaty             United States     Vice President  Vice President
Hanseatic Corporation                                     Hanseatic Corporation
450 Park Avenue                                           450 Park Avenue
Suite 2302                                                Suite 2302
New York, NY 10022	                                        New York, NY 10022

Bernirene Ramos         United States     Treasurer       Treasurer
Hanseatic Corporation                                     Hanseatic Corporation
450 Park Avenue                                           450 Park Avenue
Suite 2302                                                Suite 2302
New York, NY  10022                                       New York, NY  10022



	INDEX TO EXHIBITS
	-----------------


Exhibit A	-	Agreement pursuant to Rule 13d-1(k)(l)(iii)

Exhibit B	-	Termination Agreement dated as of June 30, 2001
among Celadon Group, Inc., Hanseatic Corporation and Stephen Russell.








corp\ers\sec.doc\13d-fail.am6.01.doc